Kaman Corporation
1332 Blue Hills Avenue
Bloomfield, CT 06002
(860) 243-6302
(860) 243-7354 Fax
william.denninger@kaman.com

William C. Denninger
Senior Vice President
and Chief Financial Officer

June 30, 2009

Via Facsimile (703) 813-6968
and Federal Express

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-0510

FOR COMMISSION USE ONLY

RE:         SEC Letter dated June 23, 2009
Re:   Form 10-K for the fiscal year ended December 31, 2008
     Form 10-Q for the fiscal period ended April 3, 2009
     Definitive Proxy Statement on Schedule 14A filed February 26, 2009
     File No. 000-01093

Dear Mr. Decker:

Thank you for your recent letter providing comments on the disclosures contained in the captioned SEC filings. We appreciate your input and trust that you will find this letter responsive. Our responses follow and are presented in the order found in your letter.

Kaman Corporation Form 10-K for the Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates – Goodwill and Other Intangible Assets, page 37

1.	SEC Comment: Please show us in your supplemental response how you plan to update your future filing disclosures to address the items noted in comment eight from our letter dated May 21, 2009.

Response:
In response to the first item in comment eight from your letter dated May 21, 2009:

We will update the disclosures in our future 10-K filings to include the following paragraph, which outlines the reporting unit level at which we test goodwill for impairment and the basis for that determination.

“In accordance with generally accepted accounting principles, we test goodwill for impairment at the reporting unit level, which is one level below our operating segment level. A component of an operating segment is deemed to be a reporting unit if it constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.”

Mr. Rufus Decker
June 30, 2009

In response to the second item in comment eight from your letter dated May 21, 2009:

We will update the disclosures in our future 10-K filings to include the following discussion of why management selected the discounted cash flow technique as being the most meaningful in preparing our goodwill impairment analysis.

“In order to estimate the fair value of our reporting units, we utilize the discounted cash flow technique. The discounted cash flow technique calculates the net present value of expected future cash flows from operations of the reporting unit being tested.  Management believes this technique is the most appropriate due to the lack of comparable sales transactions in the market or publicly-traded companies with comparable operating and investment characteristics for which operating data is available to derive valuation multiples for the reporting units being tested.”

In response to the third item in comment eight from your letter dated May 21, 2009:

We use no valuation technique other than the discounted cash flow method in preparing our goodwill impairment analysis. In the future, should we use any valuation technique other than the discounted cash flow method, we will discuss in our filings the reason the other techniques were used and, if applicable, how we weighted each of the methods used, including our basis for that weighting.

In response to the fourth item in comment eight from your letter dated May 21, 2009:

We will update the disclosures in our future 10-K filings to include the following qualitative and quantitative description of the material assumptions used and a sensitivity analysis with respect to those assumptions based on reasonably likely changes. Our modified disclosure for the period ended December 31, 2008 would have been as follows:

“Management’s estimate of fair value using the discounted cash flow method is based upon factors such as projected revenue and operating margin growth rates reflecting our internal forecasts, terminal growth rates and our weighted-average cost of capital as our discount rate. We utilize currently available information regarding present industry and economic conditions and future expectations to prepare our estimates and perform impairment evaluations.

In preparing our annual evaluation we used an assumed terminal growth rate of 4% for our reporting units. The weighted average cost of capital utilized to reflect the risk and uncertainty in the financial markets and specifically in our internally developed earnings projections was 12% for our reporting units in the aerospace industry and 13% for our Industrial Distribution reporting units. Future changes in these estimates and assumptions could materially affect the results of our reviews for impairment of goodwill.  However, a decrease of 1% in our terminal growth rate or an increase of 1% in our weighted-average cost of capital would still result in a fair value calculation exceeding our book value for each of our reporting units. Additionally, a 10% decrease in the fair value of our reporting units also would not have resulted in any goodwill impairment.

Mr. Rufus Decker
June 30, 2009

In preparing our annual evaluation in the prior year we used an assumed terminal growth rate of 4% for our reporting units. The weighted average cost of capital utilized to reflect the risk and uncertainty in the financial markets and specifically in our internally developed earnings projections was 12% for our all of our reporting units. The change in the weighted average cost of capital, when compared to the current year, was due to the additional risk and uncertainty in our internally developed financial projection resulting from the current economic downturn and its impact on the Industrial Distribution reporting units.”

In response to the fifth item in comment eight from your letter dated May 21, 2009:

When we report on the outcome of our next valuation analysis we will discuss any updates or changes to our methodologies and assumptions, and the impact of those updates or changes, in the discussion of our Critical Accounting Estimates similar to the discussion included in our response to the fourth item above.

In response to the sixth item in comment eight from your letter dated May 21, 2009:

The amount of goodwill recorded for KPP Orlando as of December 31, 2008, which was considered at risk of impairment due to the design and production issues at the facility, was $26.8 million. We will include such information in the disclosure regarding this Critical Accounting Estimate in our future 10-K filings.

FORM 10-Q FOR THE PERIOD ENDED APRIL 3, 2009

Condensed Consolidated Financial Statements

Revenue Share Agreement with the Commonwealth of Australia, page 11

2.
SEC Comments: We note from your response to comment 20 from our letter dated May 21, 2009 that the value of the Australian SH-2G(A) Super Seasprite Program inventory and equipment was determined based on the recorded amount of the net assets exchanged plus the minimum liability that will be paid to the Commonwealth of Australia regardless of whether or when the aircraft equipment are sold. Please confirm to us that to the extent the sale of this inventory results in unusual profit margins you will clearly discuss this fact in Management’s Discussion and Analysis for the affected periods.

Response:  Normally we do not discuss margins at a program level. However, to the extent that the sale of inventory results in unusual profit margins, we confirm, that in future filings, we will clearly discuss this fact as it pertains to the sale of the Australian SH-2G(A) Super Seasprite Program inventory and equipment in the affected periods.

Mr. Rufus Decker
June 30, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Industrial Distribution Segment, page 19

3.
SEC Comment: You indicate in your response to comment 21 from our letter dated May 21, 2009 that you intend to revise your future filing disclosures to state that you expect the downturn in the current economy to have a “significant” impact on your Industrial Distribution segment results for the year ended December 31, 2009. It appears your MD&A disclosures could more clearly quantify what is meant by a “significant” impact. For example, we note a February 27, 2009 earnings conference call in which members of your management indicated that you were expecting a “sales drop of 10-15%” for this segment, which could result in “a margin decline of as much as 150 basis points in 2009.” Please revise your MD&A segment discussions in future filings to better quantify, where possible, the expected impact of trends upon your results of operations, liquidity, and cash flows.

Response: In future filings, we will revise our MD&A discussions to better quantify, where possible, the expected impact of trends upon our results of operations, liquidity, and cash flows.

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In responding to your comments, we acknowledge that the Corporation is responsible for the adequacy and accuracy of the disclosures in its SEC filings; SEC staff comments, or changes to disclosures in response to those comments, do not foreclose the SEC from taking any action with respect to the filing that is the subject of the comment; and the Corporation may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under United States federal securities laws.

Once again, thank you for your comments. If you have any questions, please feel free to call me directly at 860.243.6302.

Sincerely,
/s/ William C. Denninger
William C. Denninger
Senior Vice President and Chief Financial Officer
Kaman Corporation

cc:           Neal J. Keating, Chairman, President and Chief Executive Officer of Kaman Corporation
Lisa Haynes, Staff Accountant of the Securities and Exchange Commission